EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Year Ended December 31,
	2007	2006	2005
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(13,505,000)	$(10,871,000)	$(8,749,000)

Weighted average number of shares outstanding	7,957,324	7,957,428	8,045,604
Net effect of dilutive stock options based on treasury stock method	—	—	—
Total average shares	7,957,324	7,957,428	8,045,604
Fully diluted net loss per share	$(1.70)	$(1.37)	$(1.09)